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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549
                             ____________________


                                AMENDMENT NO. 1

                                      TO

                                SCHEDULE 14D-1


              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                             ____________________


                             CARNEGIE GROUP, INC.

                           (Name of Subject Company)

                           LOGICA ACQUISITION CORP.
                                  LOGICA INC.
                                  LOGICA PLC

                                   (Bidders)


                    SHARES OF COMMON STOCK, $.01 PAR VALUE

                        (Title of Class of Securities)

                                  143497 10 5

                     (CUSIP Number of Class of Securities)



                                COREY TORRENCE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  LOGICA INC.
                              32 HARTWELL AVENUE
                              LEXINGTON, MA 02421

(Name, Address, Including Zip Code, and Telephone Number of Person Authorized to
           Receive Notices and Communications on Behalf of Bidders)


                                With a copy to:

                          JOSEPH L. JOHNSON III, P.C.
                            JAMES A. MATARESE, ESQ.
                          GOODWIN, PROCTER & HOAR LLP
                                EXCHANGE PLACE
                                53 STATE STREET
                               BOSTON, MA 02109

                                 _____________

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     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") relating to the offer by Logica Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Logica Inc., a Delaware corporation (the "Parent") and a wholly owned subsidiary of Logica plc, a public limited company organized under the laws of England ("Logica plc"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Carnegie Group, Inc., a Delaware corporation (the "Company"), at a price of $5.00 per Share, net to the seller in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 7, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. Except as otherwise indicated herein, the information set forth in the Schedule 14D-1 remains unchanged and all capitalized terms used herein shall have the respective meanings ascribed to them in the Schedule 14D-1.

ITEM 10.  ADDITIONAL INFORMATION.

     Item 10 is hereby amended to add at the end thereof the following:

     (c) On October 23, 1998, the Hart-Scott-Rodino Act waiting period expired.

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                                   SIGNATURES



     After due inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: October 26, 1998



                              LOGICA PLC



                              By: /s/ Mario Anid
                                 -----------------------------------------
                                 Name:  Mario Anid
                                 Title: Corporate Development Director

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                                   SIGNATURES



     After due inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: October 26, 1998



                              LOGICA INC.



                              By: /s/ Corey Torrence
                                 --------------------------------------
                                 Name:  Corey Torrence
                                 Title: President and Chief Executive Officer

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                                   SIGNATURES



     After due inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: October 26, 1998



                              LOGICA ACQUISITION CORP.



                              By: /s/ Corey Torrence
                                 -----------------------------------
                                 Name:  Corey Torrence
                                 Title: President

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